UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10482B101

(CUSIP Number)

Mark Crockwell

Director

Al Shams Investments Limited

5B Waterloo Lane

Pembroke HM 08

Bermuda

+1 441 296 8104

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10482B101	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Al Shams Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 6,563,000
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 6,563,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,563,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 10482B101	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wafic Rida Said
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 6,563,000
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 6,563,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,563,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10482B101	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Braemar Hotels & Resorts Inc.

	(b)	Address of Issuer’s Principal Executive Offices 14185 Dallas Parkway Suite 1100 Dallas, TX 75254

Item 2.	(a)	Name of Person Filing Al Shams Investments Limited Wafic Rida Said

(b)

Address of the Principal Office or, if none, residence

Al Shams Investments Limited

5B Waterloo Lane

Pembroke HM 08

Bermuda

Wafic Rida Said

4ET N. 42A

Residence Saint Georgés Bloc A

3 Avenue De L’Annonciade

98000 Monaco

	(c)	Citizenship Al Shams Investments Limited -- Bermuda Wafic Rida Said -- Canada

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 10482B101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 10482B101	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,563,000
(b)	Percent of class: 9.80
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote: 6,563,000
	(iii)	Sole power to dispose or to direct the disposition of:
	(iv)	Shared power to dispose or to direct the disposition of: 6,563,000

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 10482B101	13G	Page 5 of 6 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AL SHAMS INVESTMENTS LIMITED

By:	/s/ Mark Crockwell
Name:	Mark Crockwell
Title:	Director

Date:	February 14, 2023

WAFIC RIDA SAID

By:	/s/ Mark Crockwell
Name:	Mark Crockwell
Title:	Attorney-in-fact

Date:	February 14, 2023

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement